Exhibit 99.1

PRESS RELEASE

China: TotalEnergies will supply

2 million tons of LNG per year to Sinopec for 15 years

Paris/Shanghai, November 4, 2024 – As part of its strategy to grow its Liquefied Natural Gas (LNG) business, TotalEnergies announces today the signing of a sales agreement (HoA) with Sinopec for the delivery of 2 million tons of LNG per year for 15 years, starting in 2028.

Thanks to this major agreement with one of the leading LNG players in the country, TotalEnergies strengthens its long-term position in the LNG market in China, the largest market in the world. This agreement comes within the strategic cooperation agreement signed earlier this year between TotalEnergies and Sinopec during President Xi Jinping’s state visit to France. In China, natural gas is a key component of the energy transition as it mitigates the intermittency of rapidly growing renewable energies and helps reduce greenhouse gas emissions when it replaces coal in electricity production.

“We are delighted to have been chosen by Sinopec to supply 2 million tons of LNG to China, the largest LNG importing country in the world. This new agreement demonstrates the competitiveness of TotalEnergies’ LNG business and allows us to continue growing our long-term sales in Asia,” said Stéphane Michel, President Gas, Renewables & Power at TotalEnergies.

Mr. Niu Shuanwen, Senior Vice President of Sinopec Corporation, said “Sinopec and TotalEnergies are strategic partners. This HoA further strengthens the cooperation between the two companies in natural gas. Natural gas is an important enabler for realizing energy transition and dual carbon goals. Sinopec is committed to building the world's leading clean energy and chemical company and will continue to promote energy transition and the clean, diversified and secure supply of energy. Sinopec strives to make positive contributions to global energy governance and climate change.”

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TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a global portfolio of 44 Mt/y in 2023 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).